ATM Execution LLC

Statement of Financial Condition

December 31, 2017

(SEC I.D. No. 8-65509)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ATM Execution LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Simmons **646-562-1803**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James Simmons, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATM Execution LLC, as of December 31st, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James Simmons
Chief Financial Officer

Notary Public

MARGARET C. FINSTER
NOTARY PUBLIC, STATE OF NEW YORK
No. 02FI6325297
CERTIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 5/26/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATM Execution LLC
Index
December 31, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member of
ATM Execution LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATM Execution LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

March 1, 2018

ATM Execution LLC
Statement of Financial Condition
December 31, 2017

(in thousands)

Assets		
Cash and cash equivalents	$	1,513
Receivable from brokers and dealers		1,150
Deposit with clearing broker		100
Deferred tax assets		17,702
Total assets	$	20,465
Liabilities and Member's Equity		
Liabilities		
Due to related parties	$	492
Payable to brokers, dealers and clearing broker		297
Accounts payable, accrued expenses and other liabilities		163
Total liabilities		952
Member's equity		19,513
Total liabilities and member's equity	$	20,465

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Description of Business**

ATM Execution LLC (the "Company" or "ATM") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company, a New York single member limited liability company is a wholly owned subsidiary of Cowen Structured Holdings Inc. ("CSHIC"), which is a wholly owned indirect subsidiary of Cowen Inc. ("CI" or "Parent"). The Company is an introducing broker-dealer that uses algorithmic trading proprietary software owned by Algorithmic Trading Management, LLC ("AGLL"), an affiliate, to help in the execution of trades for its customers.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying financial statement. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is concentrated in Bank of America.

Deposits with Clearing Broker
Under the terms of the agreement between the Company and its clearing broker, balances owed to the clearing broker are collateralized by certain of the Company's cash balances.

Nonrecurring Fair Value Measurements
The Company measured financial instruments at fair value on a nonrecurring basis that consisted of cash and cash equivalents, deposits and receivables from brokers, dealers and clearing organization. At December 31, 2017, these various financial instruments are carried on the statement of financial condition at approximate fair value. These financial instruments are classified within Level 1 of the fair value hierarchy.

Nonrecurring Fair Value Measurements
The Company measured financial instruments at fair value on a nonrecurring basis that consisted of cash and cash equivalents, cash and cash equivalents segregated for the exclusive benefit of customers, deposits, receivables and payables from brokers, dealers and clearing organization. At December 31, 2017, these various financial instruments are carried on the statement of financial condition at approximate fair value. These financial instruments are classified within Level 1 of the fair value hierarchy.

Due to Related Party
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business.

Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consist of state capital taxes payable, soft dollar payable, accrued expenses, and other miscellaneous liabilities.

Contingencies
In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company, a wholly owned subsidiary of CSHIC, is included in the consolidated federal and combined state and local tax return filed by CI, the ultimate parent. The company adopted CI's policy of using the Group's blended rate in the calculation of its income tax provision. The Company has an informal tax sharing arrangement with CI whereby ATM records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by ATM to the extent utilized in CI's consolidated tax return.

ATM considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recognized within the statement of financial condition. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 5, "401(k) Savings Plan, Deferred Cash Awards and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements

In May 2017, the FASB issued guidance to clarify the application of modification accounting for stock compensation. The guidance was issued to reduce the diversity in practice under the current guidance. The new guidance requires an entity to apply modification accounting when there is a change in the fair value of the modified award and the original award, vesting conditions and the classification of the original awards. The amendments in this guidance are effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the new guidance for any modifications on or after the adoption date.

In August 2016, the FASB issued guidance which reduces the diversity in practice as to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance addresses eight specific cash flow issues with the objective of reducing the existing and potential future diversity in practice. The amendments in this guidance are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's cash flows presentation. Since the guidance only affects the presentation of the statement of cash flows, the Company does not expect this guidance to have any impact on the financial statements. The Company notes that its current presentation is already in line with most of the specific cash flow issues identified in the guidance.

In February 2016, the FASB issued guidance which amends and supersedes its previous guidance regarding leases. The new guidance requires the lessee to recognize the right to use assets and lease liabilities that arise from leases and present them in its statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous US GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial condition. The guidance is effective for reporting periods beginning after December 15, 2018. The Company is currently evaluating the impact of this guidance on the Company's financial condition and its disclosures.

3.   **Receivable From and Payable to Brokers, Dealers, and Clearing Broker**

Receivable from and payable to brokers, dealers and clearing broker primarily include outstanding commissions and other receivables and payables related to securities transactions.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2017, approximate fair value and are assessed for impairment when outstanding over 180 days. For the year ended December 31, 2017, there were no material aged commissions. Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2017 consist of the following:

(in thousands)	Receivable	Payable
Commissions and fees	$ 926	$ 11
Liquidity rebates	225	—
Clearing broker	—	286
	$ 1,151	$ 297

4.   **Related Party Transactions**

The Company entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned to CSC. Under this agreement, CSC is responsible for the compensation related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC which is included in due to related parties in the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement based on time, service, usage and headcount. At December 31, 2017, the Company has a $0.5 million payable to CSC which is included in due to related parties in the statement of financial condition.

The Company pays AGLL a license fee related to its algorithmic trading proprietary software. Cowenco, an affilated broker-dealer provides sales, marketing and trading support to the Company. The Company also provides services related to its algorithmic software to Cowen Prime Services LLC ("CPS") and Cowenco.

5.   **401(k) Savings Plan, Deferred Cash Awards and Share-Based Compensation**

401(k) Savings Plan
Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Deferred Cash Awards
Under the 2010 CI Equity Plan, the Company awarded $0.05 million of deferred cash awards to its employees during the twelve months ended December 31, 2017. These awards vest over a four year period and accrue interest at 0.70% per year.

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SARs'") and other equity based awards to the Company's employees and directors. Stock options granted vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. SARs vest and expire after five years from grant date. Awards are subject to the risk of forfeiture. As of December 31, 2017, there were no shares available for future issuance under the Equity Plans.

Restricted Shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2017:

	Nonvested Restricted Shares and Stock Units	Weighted- Average Grant-Date Fair Value
Balances at beginning of year	3,584	$ 14.63
Granted	10,353	15.67
Vested	(4,187)	15.07
Forfeited	—	—
Balances at end of year	9,750	$ 15.55

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

6. **Regulatory Reporting**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2017, the Company had net capital of approximately $1.0 million, which was approximately $0.7 million in excess of its minimum net capital requirement.

Since the Company claims an exemption under SEC Rule 15c3-3(k)(2)(ii), it is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to SEC Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

7. **Commitments and Contingencies**

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and

informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various US, state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Long-Term Commitments
The Company has entered into agreements with ML Broadcort, a provider of clearing and execution services.   As of December 31, 2017, the Company's annual minimum guaranteed payments under this agreement are $50,000 for 2018.

8.   **Income Taxes**

The taxable results of the Company's operations are included in the results of the results of tax returns of CI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis. The Company records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member.

During 2017, members of the CI consolidated group utilized a portion of the Company's net operating loss carryovers to offset the group's taxable income. Pursuant to an informal tax sharing arrangement among members of the CI consolidated tax group, which is recorded using the benefits-for-loss methodology, the Company recorded a distribution through equity in the amount of $3.8 million pursuant to the informal tax sharing arrangement discussed above.

For the year ended December 31, 2017, the effective tax rate of -428.7% differs from the statutory rate of 35.0% primarily due to the impact of the re-measurement of the Company's deferred tax assets resulting from the change in the federal tax rate enacted as part of the Tax Cuts and Jobs Act of December 2017.

Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

Deferred tax assets, net of deferred tax liabilities, are reported in the statement of financial condition.

During 2017, the Company's net deferred tax assets decreased by $11.3 million, primarily due to the impact of the re-measurement of the deferred tax assets as discussed below and the utilization of a portion of the Company's Section 382 net operating losses by affiliates.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize the net deferred tax assets.

The Company's ultimate parent company, CI, is currently under audit by the Internal Revenue Service for the 2014 tax year, and New York State for the 2010 to 2012 tax years. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2017.

Effects of the Tax Cuts and Job Act
New tax legislation, commonly referred to as the Tax Cuts and Jobs Act, was enacted on December 22, 2017. ASC 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment even though the effective date for most provisions is for tax years beginning after December 31, 2017. The new law includes a reduction in the U.S. corporate income tax rate from 35% to 21%.

The Company has evaluated other significant provisions of the law and has not identified any material impact these provisions may have on the Company for the tax year ended December 31, 2017. Management will continue to monitor the application of these provisions on the Company and make necessary policy elections if and when needed.

9.   **Off-Balance-Sheet Arrangements and Credit Risks**

The Company does not have material off-balance sheet arrangements as of December 31, 2017. However, through indemnification provisions in its clearing agreement, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse its clearing broker, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes that an estimable loss cannot be assigned. Accordingly, at December 31, 2017, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can

reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

10. **Subsequent Events**

The Company has evaluated events through March 1, 2018 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.